
ADITYA BIRLA GROUP


06018430

RI/2006 November 7, 2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

BEST AVAILABLE COPY

SUPPL

RECEIVED
2006 NOV 14 P 1:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : First Call Money Notice on Company's Right Issue.

Please refer our letter dated 20th October, 2006 wherein intimation is given for sending the First Call Money Notice and fixation of Record Date i.e. 6th November, 2006.

In this connection please find attached herewith the " **First Call Money Notice**" to be sent to all the shareholders for payment of "First Call Money".

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary.

PROCESSED
NOV 16 2006
THOMSON
FINANCIAL

Encl : as above

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 462 6666 • Fax : 422 7586 / 436 2516 • Email : smaudgal@adityabirla.com
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai-400 093. • Tel.: 691 7000 • Fax : 691 7050 / 7070 • E-mail : sales.hilwz@adityabirla.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 52079 • Fax : (05446) 52107

Date: November 6, 2006.

LAST DATE OF PAYMENT 1st December, 2006

Dear Sir/Madam,

Issue of 231,936,993 equity shares of Re. 1/- each at a premium of Rs. 95/- per equity share for an amount aggregating Rs. 22,266 million to the existing equity shareholders on rights basis in the ratio of one equity share for every four equity shares.

In terms of the Letter of Offer dated November 25, 2005 of the aforesaid issue, the Company has allotted 231,521,031 partly paid-up equity shares of Re. 1/- each (Re. 0.25 paid up per share) at a price of Rs. 24/- per share (Rs. 23.75 per share as premium) on application aggregating to Rs. 5,556.50 million on 15th February 2006.

The Board of Directors of the Company at its Meeting held on October 18, 2006, has decided, as per the terms of the Issue, to make the first call of Rs. 24/- per share (Re. 0.25 as face value per share and Rs. 23.75 per share as premium) on the 231,936,993 partly paid-up equity shares aggregating to Rs. 5,556.50 million.

In terms of the Letter of Offer dated November 25, 2005, the Company had in consultation with the Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE), fixed, Monday, November 6, 2006 as the Record Date for the purpose of ascertaining the holders of partly paid-up equity shares to whom the Call notice would be sent. As such, Call notice is hereby given to you to pay the Call money as per details given herein below:

The Call money is required to be paid on any working day, at ICICI Bank branches at the locations mentioned overleaf on or before 1st December 2006.

CALL NOTICE NUMBER	FOLIO NUMBER/DP & CLIENT ID	NO. OF EQUITY SHARES HELD	AMOUNT DUE (Rs.)

You are requested to pay the Call money on or before 1st December , 2006, failing which you will be liable to pay interest at the rate of 12 percent per annum on the amount due from the last date for payment of the Call till the time of actual payment. The interest payable for delayed payment is Re. 0.08 per 10 equity shares per day of delay. In the event of non payment of the Call money, your partly paid share may be liable for forfeiture. You may also not be able to exercise voting rights in respect of your partly paid shares.

Please read carefully the Instructions printed overleaf.

Yours Faithfully,

By Order of the Board,
For Hindalco Industries Limited

BEST AVAILABLE COPY



Anil Malik
General Manager & Company Secretary

ACKNOWLEDGEMENT SLIP

Received by Cheque/DD. No. ____________ dated ____________ for Rs. ____________

drawn on ______________________________ (name of the bank & branch) the amount aforesaid

being the Call money payable for ____________ equity shares.

Date

Collecting Bank's Signature & Stamp
Date : ____________, 2006

(Cheque subject to realisation)

— — — — — Cut here — — — — —


HINDALCO

HINDALCO INDUSTRIES LIMITED

Registered Office: Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030.
Tel.: 91-22-6662 6666 Fax: 91-22-2422 7586, 2436 2516 Website: www.adityabirla.com

FIRST CALL NOTICE TO THE HOLDERS OF PARTLY PAID-UP EQUITY SHARES ISIN No- IN 9038A01010

jai kaushal - 022-22842581 - e-mail: jaikaushal@nathway.com

(To be attached by the Collecting Branch and sent alongwith the statement to the Controlling Branch)

CALL NOTICE NUMBER	FOLIO NUMBER/DP & CLIENT ID	NO. OF EQUITY SHARES HELD	AMOUNT DUE (Rs.)	AMOUNT PAID (Rs.)

Payment details (to be filled in by the shareholder)

CALL MONEY DUE (Rs.)	INTEREST FOR THE DELAYED PERIOD (Rs.) (Applicable for payment made after 1st December, 2006)	TOTAL AMOUNT PAID (Rs.)

CHEQUE/ DD NO.	DRAWN ON (Bank & Branch)	DATE OF PAYMENT	BANK SERIAL NO. (TO BE FILLED IN BY THE BANK)

GENERAL INSTRUCTIONS

1. A separate Cheque / Demand Draft must accompany each Call Notice. Cheque/Demand Draft should be made payable to "Hindalco Industries Ltd- First call" and crossed "ACCOUNT PAYEE ONLY".
2. Shareholders residing at a place other than the Cities where the Bank collection centres are opened should send their call money along with the completed acknowledgement slip by registered post/speed post at the registered office of the Company along with Demand Draft payable at Mumbai, net of Bank and postal charges in favor of Hindalco Industries Ltd. - First call in case of resident shareholder and non-resident shareholders holding shares on non repatriation basis and in favor of Hindalco Industries Ltd. - First call - NR in case of non-resident shareholders holding shares on repatriation basis and crossed "A/c Payee only" so that the same are received on or before last date of payment of call money i.e. 1st December 2006. The Company will not be liable for any delayed receipt and reserves the right to reject such delayed receipts. Non-resident shareholders holding shares on repatriation basis should enclose Cheque / Demand Drafts payable at Mumbai or New Delhi only.
3. Shareholders holding shares on repatriation basis and making the payment by Demand Drafts purchased from NRE/FCNR accounts as the case may be, an Account debit Certificate from the Bank issuing the draft confirming that the draft has been issued by debiting the NRE/FCNR account should be enclosed with the Call Notice.
4. Non-payment of the Call will also make the partly paid-up equity shares liable to forfeiture, including the amount paid thereon, in terms of the Articles of Association of the Company.
5. Cheque / Demand Draft should be drawn on any banks including Co-operative Bank which is situated at and is a member or a sub-member of the Bankers' Clearing House located at the Centre where this Call Notice is presented. Outstation Cheques / Bank Drafts, Money Orders, Stockinvests and Postal Orders will not be accepted. No post dated cheque will be accepted and is liable to be rejected.
6. The Call money due on the number of equity shares held by the investors needs to be paid in full. Investors may please note that no part payment would be accepted.
7. The Call Notice along with the amount payable by cheque or bank draft must be presented at ICICI Bank branches at the following locations on or before 01st December 2006.

   AGRA : No. 6,8-13, Ground Floor, Shanta Tower, Sanjay Place, Agra -282002; **AHMEDABAD** : JMC House, Opp. Parimal Gardens, Ambawadi, Ahmedabad-380006; **ALLAHABAD** : 13, Sardar Patel Marg, Civil Lines, Allahabad-211001; **AMRITSAR** : Nidhi 2, Lawrence Road, Amritsar, Punjab-143001; **BANGALORE** : ICICI Bank Towers, 1, Commissariat Road, Ground Floor, Bangalore - 560025; **BELGAUM** : Shree Krishna Towers, 14 Khanapur Road, RPD Cross, Tilakwadi, Belgaum-590006; **BHARUCH** : Blue Chip Complex, Sevashram Road, Panchbati, Bharuch-392001; **BHAVNAGAR** : Ground Floor, Plot No. 2569, Ratnadeep, Opp. Central Salt Research Institute, Waghawadi Road, Bhavnagar-364002; **BHOPAL** : Alankar Palace, Near Pragati Petrol Pump, M.P. Nagar, Bhopal-Plot No. 11, Zone II, Alankar Palace, Near Pragati Petrol Pump, M.P. Nagar, Bhopal-462011; **BHUBANESHWAR** : OCCF Building, Opp Sriya Talkies, Unit – III, Bhubaneshwar-751001; **CHENNAI** : 110, Prakash Presidium, Nungambakkam High Road Chennai-600034; **COIMBATORE** : Cheran Plaza, 1090, Trichy Road, Coimbatore 641018; **DEHRADUN** : 52/15, Rajpur Road, Dilaram Bazar, Dehradun-248001; **DURGAPUR** : Ground Floor, Opp. Central Library, City Centre, Durgapur, West Bengal – 712316; **GUWAHATI** : Ground Floor, Shanti Complex, G S Road, Bhangagarh, Guwahati 781005; **HYDERABAD** : 6-2-1012, TGV Mansion, Opp. Institution of Engineers, Khairatabad, Hyderabad-500004; **INDORE** : Laxmi Towers, 576, M G Road, Indore-452001; **JAIPUR** : C-99, Shreeji Towers, Subhash Marg, Near Ahimsa Circle, C Scheme, Jaipur 302001; **JAMNAGAR** : Near M P Shah Medical College, Solarium Road, P N Marg, Jamnagar 361 008; **JAMSHEDPUR** : Natraj Mansion, Main Road, Bistupur, Jamshedpur-831001; **JODHPUR** : 637-B, Gr Floor, Bhansali Complex Residency Road, Jodhpur -342003; **KANPUR** : J.S. Towers, 16/106-The Mall- 208001; **KOCHI** : Emgee Square, M. G. Road, Ernakulam, Kochi 682035; **KOLKATA** : 22, R N Mukherjee Road, Kolkata 700 001; **LUCKNOW** : 11, M G Road, Hazarat Gunj, Lucknow-226001; **LUDHIANA** : S.C.O. 146/147, Feroze Gandhi Market, Ludhiana - 141001; **MANGALORE** : Ground Floor, Bharath Building, Post Box NO. 44, Panje Mangesh Rao Road, Mangalore – 575001; **MANIPAL** : Kasturba Hospital Complex, Main Road, Manipal, Udupi District, Karnataka -576104, 2575052-54; **MEHSANA** : Gr. Floor, Jayshree Building, Nr. Kokila Trading Co, Mehsana Highway, Mehsana -384002; **MOHALI** : SCF 21-22, Phase VII, SAS Nagar, Mohali-160059; **MUMBAI (Controlling Branch)** : Capital Market Division, 30, Mumbai Samachar Marg, Fort, Mumbai-400001; **MYSORE** : 2950, Aishwarya Arcade, 9th Cross, Kalidasa Road,V.V. Mohalla, Mysore 570002; **NADIAD** : Ground Floor, Prime Location, Petlad Road 387001; **NAGPUR** : Vishnu Vaibhav, 222, Palm Road, Civil Lines, Nagpur – 440001; **NASHIK** : U-1, Crown Commercial Complex, Opp. Rajiv Gandhi Bhavan (NMC), Utility Centre, Sharanpur Road, Nashik-422002; **NEW DELHI** : 9A, Phelps Building, Inner Circle, Connaught Place, New Delhi-110001, **PANAJI** : 65, Sindur Business Centre, Swami Vivekanand Road-403001; **PANCHKULA** : Show Room NO.6, Sector 11, Panchkula, Haryana-134109; **PATNA** : Shahi Bhavan, Ground Floor, Exhibitiion Road, Patna-800001; **PHAGWARA** : G.T. Road, (Opp. Bus Stand), Phagwara, Punjab -144401; **PUNE** : A-wing, Shangrilla Gardens, Bund Garden Road, Pune-411001; **RAJKOT** : Jai Hind Press annexe, Opp. Shardabaug, Babubhai Shah Marg, Rajkot, 360001; **RANCHI** : Main Road (near Ratanlal Petrol Pump), Ranchi, Jharkhand-834001; **SANGLI** : RAJARSHI SHAHU ARCADE, C S NO, 13501, SANGLI MIRAJ ROAD-416416; **SHOLAPUR** : Ground Floor, Beskar Tower, Mahaveer Chowk, Solapur, Maharashtra-413001; **SURAT** : Anjan Shalaka, Lal Bungalow, Athwa Lines, Surat-395007; **THRISSUR (TRICHUR)** : Delma Complex, Opp. Co-operative Hospital, Shornur Road, Trissur-680001; **TIRUPPUR** : 56/1, The Cacoon, Sabari Salai, Kumaran Road, Tiripur, Coimbatore, District-641601; **TRIVANDRUM** : TC No 2491, No 1, M G Road, Thiruvananthapuram -695001; **UDAIPUR** : Madhubani, 2C Madhuban, Udaipur, Rajasthan -313001; **VADODARA** : Landmark Building, Race Course Circle, Alkapuri, Vadodara-390007; **VALLABHVIDYANAGAR** : Flavours, Near Bhaikaka Statue, Mota Bazar, Vallabh Vidyanagar, Gujarat-388120; **VAPI** : Plot No. 135, VIA House, GIDC Cross Road, Vapi Gujarat-396195; **VARANASI** : CK-28/13, Gyanvapi Chowk, Varanasi-221001; **VISHAKAPATNAM** : 47-14-18, Isnar Satyasri Complex, Main Road, Dwarkanagar, Vishakapatnam-530016.
8. After the last date of payment, i.e. 01st December 2006, ICICI Bank branches at the aforesaid locations will not accept any Call money payment. Such Call money payment along with interest at the rate of 12 percent per annum for the delayed period should be sent by Registered Post/ Speed post, unless presented personally, to the registered office of the Company or the address given in instruction 13 below.
9. The shareholders to note that the partly paid equity shares which are listed on the BSE and NSE is suspended from trading with effect from October 30, 2006. Further the **ISIN no. IN 9038A01010** representing partly paid up shares of Re. 0.25 paid up will also be suspended with effect from beginning of business hours on 7th November 2006.
10. As per the terms of the offer, the Company will take necessary steps to transfer the equity shares from the present Re. 0.25 partly paid **ISIN no. IN 9038A01010** to Re. 0.50 paid **ISIN no. IN 9038A01028** with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). Further the Company will approach The Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE) to list the Re. 0.50 paid-up shares. We expect that procedure of crediting the partly paid-up shares of the face value of Re. 0.50 and listing of same will be completed by 15th of December 2006. The shareholders holding shares in physical form please note that the Company will forward the sticker to those shareholders who pay the call amount and the said sticker should be affixed on the existing share certificate where provisions are given for payment of first Call money. Please note that existing share certificate with sticker affixed evidencing payment of Call money will be available for trading after Re. 0.50 shares are listed on the Stock Exchanges. These physical share certificates can also be dematerialised under new **ISIN no. IN 9038A01028** representing Re. 0.50 paid-up.
11. In case of non receipt of the Call money notice, shareholders can request for the duplicate Call money notice at the registered office/ investors service department of the Company or may also be downloaded from the company's website www.adityabirla.com. However the shareholder has to fill the Folio No. / DP & Client ID, No of shares held and amount payable towards Call money.
12. Where the payment to be made is Rs. 50,000 or more, the shareholder should mention his/her PAN number allotted under the Income Tax Act, 1961 and also submit a photocopy of the PAN card(s) (in case of joint holders all the joint holders' PAN copies has to be submitted) or a communication from the Income Tax authority indicating allotment of PAN ("PAN Communication") along with payment for the purpose of verification of the number. Shareholders who do not have PAN are required to provide a declaration in Form 60/Form 61 prescribed under the Income Tax Act alongwith the payment. **Application Forms without this Photocopy/PAN Communication/declaration will be considered incomplete and are liable to be rejected.**
13. All correspondence in this regard may be addressed to :

Date: November 6, 2006.

LAST DATE OF PAYMENT 1st December, 2006

Dear Sir/Madam,

Issue of 231,936,993 equity shares of Re. 1/- each at a premium of Rs. 95/- per equity share for an amount aggregating Rs. 22,266 million to the existing equity shareholders on rights basis in the ratio of one equity share for every four equity shares.

In terms of the Letter of Offer dated November 25, 2005 of the aforesaid issue, the Company has allotted 231,521,031 partly paid-up equity shares of Re. 1/- each (Re. 0.25 paid up per share) at a price of Rs. 24/- per share (Rs. 23.75 per share as premium) on application aggregating to Rs. 5,556.50 million on 15th February 2006.

The Board of Directors of the Company at its Meeting held on October 18, 2006, has decided, as per the terms of the Issue, to make the first call of Rs. 24/- per share (Re. 0.25 as face value per share and Rs. 23.75 per share as premium) on the 231,936,993 partly paid-up equity shares aggregating to Rs. 5,556.50 million.

In terms of the Letter of Offer dated November 25, 2005, the Company had in consultation with the Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE), fixed, Monday, November 6, 2006 as the Record Date for the purpose of ascertaining the holders of partly paid-up equity shares to whom the Call notice would be sent. As such, Call notice is hereby given to you to pay the Call money as per details given herein below:

The Call money is required to be paid on any working day, at ICICI Bank branches at the locations mentioned overleaf on or before 1st December 2006.

CALL NOTICE NUMBER	FOLIO NUMBER/DP & CLIENT ID	NO. OF EQUITY SHARES HELD	AMOUNT DUE (Rs.)

You are requested to pay the Call money on or before 1st December, 2006, failing which you will be liable to pay interest at the rate of 12 percent per annum on the amount due from the last date for payment of the Call till the time of actual payment. The interest payable for delayed payment is Re. 0.08 per 10 equity shares per day of delay. In the event of non payment of the Call money, your partly paid share may be liable for forfeiture. You may also not be able to exercise voting rights in respect of your partly paid shares.

Please read carefully the Instructions printed overleaf.

Yours Faithfully,

By Order of the Board,
For Hindalco Industries Limited



Anil Malik
General Manager & Company Secretary

ACKNOWLEDGEMENT SLIP

Received by Cheque/DD. No. ______________ dated ______________ for Rs. ______________

drawn on ________________________________ (name of the bank & branch) the amount aforesaid

being the Call money payable for ______________ equity shares.

Date

Collecting Bank's Signature & Stamp

Date : ______________, 2006

(Cheque subject to realisation)

— — — — — — Cut here — — — — — —


HINDALCO

HINDALCO INDUSTRIES LIMITED

Registered Office: Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030.
Tel.: 91-22-6662 6666 Fax: 91-22-2422 7586, 2436 2516 Website: www.adityabirla.com

FIRST CALL NOTICE TO THE HOLDERS OF PARTLY PAID-UP EQUITY SHARES ISIN No- IN 9038A01010

(To be attached by the Collecting Branch and sent alongwith the statement to the Controlling Branch)

CALL NOTICE NUMBER	FOLIO NUMBER/DP & CLIENT ID	NO. OF EQUITY SHARES HELD	AMOUNT DUE (Rs.)	AMOUNT PAID (Rs.)

Payment details (to be filled in by the shareholder)

CALL MONEY DUE (Rs.)	INTEREST FOR THE DELAYED PERIOD (Rs.) (Applicable for payment made after 1st December, 2006)	TOTAL AMOUNT PAID (Rs.)

CHEQUE/ DD NO.	DRAWN ON (Bank & Branch)	DATE OF PAYMENT	BANK SERIAL NO. (TO BE FILLED IN BY THE BANK)

GENERAL INSTRUCTIONS

1. A separate Cheque / Demand Draft must accompany each Call Notice. Cheque/Demand Draft should be made payable to "Hindalco Industries Ltd- First call" and crossed "ACCOUNT PAYEE ONLY".
2. Shareholders residing at a place other than the Cities where the Bank collection centres are opened should send their call money along with the completed acknowledgement slip by registered post/speed post at the registered office of the Company along with Demand Draft payable at Mumbai, net of Bank and postal charges in favor of Hindalco Industries Ltd. - First call in case of resident shareholder and non-resident shareholders holding shares on non repatriation basis and in favor of Hindalco Industries Ltd. - First call - NR in case of non-resident shareholders holding shares on repatriation basis and crossed "A/c Payee only" so that the same are received on or before last date of payment of call money i.e. 1st December 2006. The Company will not be liable for any delayed receipt and reserves the right to reject such delayed receipts. Non-resident shareholders holding shares on repatriation basis should enclose Cheque / Demand Drafts payable at Mumbai or New Delhi only.
3. Shareholders holding shares on repatriation basis and making the payment by Demand Drafts purchased from NRE/FCNR accounts as the case may be, an Account debit Certificate from the Bank issuing the draft confirming that the draft has been issued by debiting the NRE/FCNR account should be enclosed with the Call Notice.
4. Non-payment of the Call will also make the partly paid-up equity shares liable to forfeiture, including the amount paid thereon, in terms of the Articles of Association of the Company.
5. Cheque / Demand Draft should be drawn on any banks including Co-operative Bank which is situated at and is a member or a sub-member of the Bankers' Clearing House located at the Centre where this Call Notice is presented. Outstation Cheques / Bank Drafts, Money Orders, Stockinvests and Postal Orders will not be accepted. No post dated cheque will be accepted and is liable to be rejected.
6. The Call money due on the number of equity shares held by the investors needs to be paid in full. Investors may please note that no part payment would be accepted.
7. The Call Notice along with the amount payable by cheque or bank draft must be presented at ICICI Bank branches at the following locations on or before 01st December 2006.

   AGRA : No. 6,8-13, Ground Floor, Shanta Tower, Sanjay Place, Agra -282002; **AHMEDABAD** : JMC House, Opp. Parimal Gardens, Ambawadi, Ahmedabad-380006; **ALLAHABAD** : 13, Sardar Patel Marg, Civil Lines, Allahabad-211001; **AMRITSAR** : Nidhi 2, Lawrence Road, Amritsar, Punjab-143001; **BANGALORE** : ICICI Bank Towers, 1, Commissariat Road, Ground Floor, Bangalore - 560025; **BELGAUM** : Shree Krishna Towers, 14 Khanapur Road, RPD Cross, Tilakwadi, Belgaum-590006; **BHARUCH** : Blue Chip Complex, Sevashram Road, Panchbati, Bharuch-392001; **BHAVNAGAR** : Ground Floor, Plot No. 2569, Ratnadeep, Opp. Central Salt Research Institute, Waghawadi Road, Bhavnagar-364002; **BHOPAL** : Alankar Palace, Near Pragati Petrol Pump, M.P. Nagar, Bhopal-Plot No. 11, Zone II, Alankar Palace, Near Pragati Petrol Pump, M.P. Nagar, Bhopal-462011; **BHUBANESHWAR** : OCCF Building, Opp Sriya Talkies, Unit - III, Bhubaneshwar-751001; **CHENNAI** : 110, Prakash Presidium, Nungambakkam High Road Chennai-600034; **COIMBATORE** : Cheran Plaza, 1090, Trichy Road, Coimbatore 641018; **DEHRADUN** : 52/15, Rajpur Road, Dilaram Bazar, Dehradun-248001; **DURGAPUR** : Ground Floor, Opp. Central Library, City Centre, Durgapur, West Bengal - 712316; **GUWAHATI** : Ground Floor, Shanti Complex, G S Road, Bhangagarh, Guwahati 781005; **HYDERABAD** : 6-2-1012, TGV Mansion, Opp. Institution of Engineers, Khairatabad, Hyderabad-500004; **INDORE** : Laxmi Towers, 576, M G Road, Indore-452001; **JAIPUR** : C-99, Shreeji Towers, Subhash Marg, Near Ahimsa Circle, C Scheme, Jaipur 302001; **JAMNAGAR** : Near M P Shah Medical College, Solarium Road, P N Marg, Jamnagar 361 008; **JAMSHEDPUR** : Natraj Mansion, Main Road, Bistupur, Jamshedpur-831001; **JODHPUR** : 637-B, Gr Floor, Bhansali Complex Residency Road, Jodhpur -342003, **KANPUR** : J.S. Towers, 16/106-The Mall- 208001; **KOCHI** : Emgee Square, M. G. Road, Ernakulam, Kochi 682035; **KOLKATA** : 22, R N Mukherjee Road, Kolkata 700 001; **LUCKNOW** : 11, M G Road, Hazarat Gunj, Lucknow-226001; **LUDHIANA** : S.C.O. 146/147, Feroze Gandhi Market, Ludhiana - 141001; **MANGALORE** : Ground Floor, Bharath Building, Post Box NO. 44, Panje Mangesh Rao Road, Mangalore - 575001; **MANIPAL** : Kasturba Hospital Complex, Main Road, Manipal, Udupi District, Karnataka -576104, 2575052-54; **MEHSANA** : Gr. Floor, Jayshree Building, Nr. Kokila Trading Co, Mehsana Highway, Mehsana -384002; **MOHALI** : SCF 21-22, Phase VII, SAS Nagar, Mohali-160059; **MUMBAI (Controlling Branch)** : Capital Market Division, 30, Mumbai Samachar Marg, Fort, Mumbai-400001; **MYSORE** : 2950, Aishwarya Arcade, 9th Cross, Kalidasa Road,V.V. Mohalla, Mysore 570002; **NADIAD** : Ground Floor, Prime Location, Petlad Road 387001; **NAGPUR** : Vishnu Vaibhav, 222, Palm Road, Civil Lines, Nagpur - 440001; **NASHIK** : U-1, Crown Commercial Complex, Opp. Rajiv Gandhi Bhavan (NMC), Utility Centre, Sharanpur Road, Nashik-422002; **NEW DELHI** : 9A, Phelps Building, Inner Circle, Connaught Place, New Delhi-110001, **PANAJI** : 65, Sindur Business Centre, Swami Vivekanand Road-403001; **PANCHKULA** : Show Room NO.6, Sector 11, Panchkula, Haryana-134109; **PATNA** : Shahi Bhavan, Ground Floor, Exhibitiion Road, Patna-800001; **PHAGWARA** : G.T. Road, (Opp. Bus Stand), Phagwara, Punjab -144401; **PUNE** : A-wing, Shangrilla Gardens, Bund Garden Road, Pune-411001; **RAJKOT** : Jai Hind Press annexe, Opp. Shardabaug, Babubhai Shah Marg, Rajkot, 360001; **RANCHI** : Main Road (near Ratanlal Petrol Pump), Ranchi, Jharkhand-834001; **SANGLI** : RAJARSHI SHAHU ARCADE, C S NO. 13501, SANGLI MIRAJ ROAD-416416; **SHOLAPUR** : Ground Floor, Beskar Tower, Mahaveer Chowk, Solapur, Maharashtra-413001; **SURAT** : Anjan Shalaka, Lal Bungalow, Athwa Lines, Surat-395007; **THRISSUR (TRICHUR)** : Delma Complex, Opp. Co-operative Hospital, Shornur Road, Trissur-680001; **TIRUPPUR** : 56/1, The Cacoon, Sabari Salai, Kumaran Road, Tiripur, Coimbatore, District-641601; **TRIVANDRUM** : TC No 2491, No 1, M G Road, Thiruvananthapuram -695001; **UDAIPUR** : Madhubani, 2C Madhuban, Udaipur, Rajasthan -313001; **VADODARA** : Landmark Building, Race Course Circle, Alkapuri, Vadodara-390007; **VALLABHVIDYANAGAR** : Flavours, Near Bhaikaka Statue, Mota Bazar, Vallabh Vidyanagar, Gujarat-388120; **VAPI** : Plot No. 135, VIA House, GIDC Cross Road, Vapi Gujarat-396195; **VARANASI** : CK-28/13, Gyanvapi Chowk, Varanasi-221001; **VISHAKAPATNAM** : 47-14-18, Isnar Satyasri Complex, Main Road, Dwarkanagar, Vishakapatnam-530016.
8. After the last date of payment, i.e. 01st December 2006, ICICI Bank branches at the aforesaid locations will not accept any Call money payment. Such Call money payment along with interest at the rate of 12 percent per annum for the delayed period should be sent by Registered Post/ Speed post, unless presented personally, to the registered office of the Company or the address given in instruction 13 below.
9. The shareholders to note that the partly paid equity shares which are listed on the BSE and NSE is suspended from trading with effect from October 30, 2006. Further the **ISIN no. IN 9038A01010** representing partly paid up shares of Re. 0.25 paid up will also be suspended with effect from beginning of business hours on 7th November 2006.
10. As per the terms of the offer, the Company will take necessary steps to transfer the equity shares from the present Re. 0.25 partly paid **ISIN no. IN 9038A01010** to Re. 0.50 paid **ISIN no. IN 9038A01028** with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). Further the Company will approach The Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE) to list the Re. 0.50 paid-up shares. We expect that procedure of crediting the partly paid-up shares of the face value of Re. 0.50 and listing of same will be completed by 15th of December 2006. The shareholders holding shares in physical form please note that the Company will forward the sticker to those shareholders who pay the call amount and the said sticker should be affixed on the existing share certificate where provisions are given for payment of first Call money. Please note that existing share certificate with sticker affixed evidencing payment of Call money will be available for trading after Re. 0.50 shares are listed on the Stock Exchanges. These physical share certificates can also be dematerialised under new **ISIN no. IN 9038A01028** representing Re. 0.50 paid-up.
11. In case of non receipt of the Call money notice, shareholders can request for the duplicate Call money notice at the registered office/ investors service department of the Company or may also be downloaded from the company's website www.adityabirla.com. However the shareholder has to fill the Folio No. / DP & Client ID, No of shares held and amount payable towards Call money.
12. Where the payment to be made is Rs. 50,000 or more, the shareholder should mention his/her PAN number allotted under the Income Tax Act, 1961 and also submit a photocopy of the PAN card(s) (in case of joint holders all the joint holders' PAN copies has to be submitted) or a communication from the Income Tax authority indicating allotment of PAN ("PAN Communication") along with payment for the purpose of verification of the number. Shareholders who do not have PAN are required to provide a declaration in Form 60/Form 61 prescribed under the Income Tax Act alongwith the payment. **Application Forms without this Photocopy/PAN Communication/declaration will be considered incomplete and are liable to be rejected.**
13. All correspondence in this regard may be addressed to :